Exhibit 99.1 Press release

Quarterhill Announces Election of Directors

OTTAWA, Canada – April 19, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), today announced that all of management’s nominees listed in its March 16, 2018 management proxy circular were elected as directors of the Company at Quarterhill’s April 18, 2018 annual shareholders’ meeting (the “Annual Meeting”).  The detailed results of the vote for the election of directors held at the Annual Meeting are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Roxanne Anderson	38,977,799	97.03%	1,194,516	2.97%
John Kendall Gillberry	39,150,066	97.46%	1,022,249	2.54%
Ron Laurie	39,213,904	97.61%	958,411	2.39%
Ian McKinnon	38,942,959	97.01%	1,199,666	2.99%
W. Paul McCarten	39,213,228	97.61%	959,087	2.39%
Douglas Parker	39,443,814	98.19%	728,501	1.81%
Richard J. Shorkey	38,839,513	96.68%	1,332,802	3.32%
James Douglas Skippen	33,370,034	83.07%	6,802,281	16.93%

Quarterhill also confirmed that shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and Quarterhill’s 2018 Equity Incentive Plan.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

For media and investor inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com